UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM 11-K
                         ------------------------------

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ending December 31, 2004

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to _________

                        Commission File Number 333-66626

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                          SAVINGS AND PROTECTION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     INTERDIGITAL COMMUNICATIONS CORPORATION
           781 Third Avenue, King of Prussia, Pennsylvania 19406-1409

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN



                                TABLE OF CONTENTS
                                -----------------


                                                                                            Page Number
                                                                                            -----------
Reports of Independent Registered Public Accounting Firms                                       3-4
Basic Financial Information:
     Statements of Net Assets Available for Benefits as of December 31, 2004 and
     2003                                                                                         5
     Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 2004 and 2003                                                       6
     Notes to Financial Statements                                                           7 - 16
Additional Information:
     Schedule of Assets (Held at End of Year)                                                    17
     Schedule of Reportable Transactions                                                         18
     Other supplemental  schedules required by Section  2520.103-10 of the Department of Labor Rules and  Regulations  for Reporting and  Disclosure  under ERISA have been omitted because they are not applicable.
Signature                                                                                        20
Exhibit 23.1 Consent of Cogen Sklar LLP                                                          21
Exhibit 23.2 Consent of Grant Thornton LLP


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


Participants and Plan Administrator
InterDigital Communications Corporation
  Savings and Protection Plan
King of Prussia, Pennsylvania


We have audited the accompanying statement of net assets available for benefits of InterDigital Communications Corporation Savings and Protection Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of InterDigital Communications Corporation Savings and Protection Plan as of December 31, 2004, and changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Cogen Sklar LLP
-------------------
Bala Cynwyd, Pennsylvania
May 27, 2005

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


Participants and Plan Administrator
InterDigital Communications Corporation Savings and Protection Plan


     We have audited the accompanying statements of net assets available for benefits of the InterDigital Communications Corporation Savings and Protection Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management.

     We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP
----------------------
Philadelphia, Pennsylvania
July 8, 2004

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2004 AND 2003


                                                       2004                 2003
                                                  ----------------     ----------------
CASH AND INVESTMENTS AT FAIR VALUE

Cash                                                     $ 11,559    *     $13,948,408
                                                  ----------------     ----------------

Investments in common trusts
Stable Pooled Collective Trust                            898,545                    -
                                                  ----------------     ----------------

Registered investment companies
Money Market Fund                                         814,236                    -
Short Horizon Fund                                        275,713                    -
Equity Growth Fund                                        392,713                    -
Mid-Cap Growth Fund                                       383,983                    -
International Fund                              *       1,463,438                    -
Long Horizon Fund                                         379,630                    -
Value and Income Fund                                     360,801                    -
Special Equity Fund                             *       1,549,106                    -
Mid-Cap Value Fund                              *       2,923,478                    -
Intermediate Bond Fund                                    681,088                    -
Core Bond Fund                                          1,001,068                    -
Intermediate Horizon Fund                                  49,099                    -
                                                  ----------------     ----------------
                                                       10,274,353                    -
                                                  ----------------     ----------------
Interest in other funds
AIM Real Estate Funds, Class A                          1,032,451                    -
Baron Small Cap Fund                                      845,380                    -
Transamerica PRM Core Equity Investment         *       1,901,890                    -
Transamerica PRM Equity Index                   *       3,295,232                    -
                                                  ----------------     ----------------
                                                        7,074,953                    -
                                                  ----------------     ----------------

InterDigital Stock Fund                         *       2,447,075    *       1,787,194
                                                  ----------------     ----------------

Participant Loans                                         156,234               76,670
                                                  ----------------     ----------------

Employer Profit Sharing Receivable                        567,808                    -
                                                  ----------------     ----------------

NET ASSETS AVAILABLE FOR BENEFITS                     $21,430,527          $15,812,272
                                                  ================     ================


*   Represents 5% or more of net assets available for benefits.


    The accompanying notes are an integral part ofthese financial statements.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                2004                   2003
                                                           ----------------      -----------------
ADDITIONS
Investment income
Interest and dividend income, investments                          $ 8,157               $ 10,102
Net appreciation in fair value of investments                    2,348,174              2,973,075
                                                           ----------------      -----------------
Total investment income                                          2,356,331              2,983,177
                                                           ----------------      -----------------

Contributions
Employer                                                         1,434,203                805,882
Participants                                                     2,616,283              2,304,553
                                                           ----------------      -----------------
Total contributions                                              4,050,486              3,110,435
                                                           ----------------      -----------------

Asset transfers in                                                  97,430                 36,876
                                                           ----------------      -----------------

TOTAL ADDITIONS                                                  6,504,247              6,130,488
                                                           ----------------      -----------------

DEDUCTIONS
Payment of benefits                                                885,316              1,801,851
Other deductions                                                       676                 45,138
                                                           ----------------      -----------------

TOTAL DEDUCTIONS                                                   885,992              1,846,989
                                                           ----------------      -----------------

NET INCREASE                                                     5,618,255              4,283,499

NET ASSETS AVAILABLE FOR BENEFITS -
BEGINNING OF YEAR                                               15,812,272             11,528,773
                                                           ----------------      -----------------

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR                $21,430,527            $15,812,272
                                                           ================      =================


   The accompanying notes are an integral part of these financial statements.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the InterDigital Communications Corporation
Savings and Protection Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution 401(k) plan of InterDigital
Communications Corporation and its participating subsidiaries (the "Company") for eligible employees over the age of 18 and who have completed one month of service. Beginning in 2004, individuals employed by the Company as part of an academic course of study, such as a work-study program, co-op program or similar arrangements, are not eligible. The Plan was established effective February 1, 1985 and restated January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Reliance Trust Company is the trustee of the Plan.

Contributions
-------------
All participant contributions are made on a before-tax basis. In 2003 each participant could invest from 1% to 15% of annual compensation as a basic contribution, beginning 2004 each participant may invest from 1% to 100% of annual compensation as a basic contribution. The total of the basic and supplemental contributions cannot exceed IRS limitations for each plan year. For the 2004 and 2003 plan years, the total IRS limitations were $13,000 and $12,000, respectively. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary contributions. Beginning July 2001, the Company matches 50% of each participant's contribution, up to a maximum of 6% of the participant's pretax annual basic compensation, as defined by the plan. During 2003, 50% of the Company match consisted of cash and the other 50% was directed by the Company to the InterDigital Stock Fund. Beginning in 2004, the Company match is directed by the Company to the InterDigital Stock Fund and may be immediately transferred to other investment alternatives by Plan participants. Discretionary contributions are lump sum payments made to the Plan as determined from time to time by the Board of Directors of the Company. In first quarter 2005, the Company contributed 32,632 shares of InterDigital Common Stock, valued at $567,808, to participant accounts in association with the Company's performance in 2004. The Plan recorded a related receivable at December 31, 2004. The Company did not make any discretionary contributions in 2003.

The Internal Revenue Code limits the amount of pay that may be used to determine contributions. The limit was $205,000 and $200,000 in 2004 and 2003, respectively. The law also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit is the lesser of 100% of pay or $41,000 for 2004 and, the lessor of 100% of pay or $40,000 for 2003. Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts
--------------------
Each participant's account is credited with that participant's contributions and allocations of the Company's matching and discretionary contributions and Plan earnings and losses. Allocations of discretionary contributions are based on a participant's annual compensation relative to the total compensation of all other participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminating participants forfeit unvested Company contributions. Forfeitures are used to pay Plan expenses or reduce employer contributions.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting
-------
Participants are immediately vested in their salary deferral and rollover contributions. Vesting in Company contributions is based on length of service. Participants vest 33 1/3% on each of their first three anniversaries of employment.

Participants Loans
------------------
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount was $500 and $1,000 during 2004 and 2003, respectively. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Plan Administrator. Loan terms are limited to five years set at the inception of each loan. During 2003, the interest rates were determined by the loan administrator in accordance with prevailing market rates on similar types of loans. Beginning in 2004, interest rates were set at an annual rate of prime + 1%. The rates of outstanding loans at December 31, 2004 and 2003 range between 4.0% and 6.0%. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant's vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. At December 31, 2004, one loan was in default in the amount of $20,193 in principal and interest. Beginning in 2004, outstanding loans become due and payable in full 60 days after the related participant ceases to be an employee and a party-in-interest, as defined under ERISA or after complete termination of the Plan.

When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.

Payment of Benefits
-------------------
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant's death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from participant accounts are typically made, subject to certain limitations, using a single installment or deferred payment.

Plan Termination
----------------
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participant accounts shall become fully vested and shall be distributed as soon as administratively possible.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Investment Options
------------------
All investments are participant directed except for 50% of the Company's matching contribution, which by the terms of the Plan is directed by the Company to the InterDigital Stock Fund. Participants may reallocate their holdings among available investment options at any time. However, prior to 2004, participants could not reallocate that portion of their Plan account that was attributable to the Company's matching contribution made after June 2001. During the plan years ended December 31, 2004 participants were able to allocate their contributions among the following investment options:


SHORT-TERM BONDS:
----------------

Money Market Fund
-----------------
This fund seeks high current income while preserving capital and providing liquidity by investing in high quality short-term cash equivalent securities, such as commercial paper, bank acceptances, and repurchase agreements. The Fund will typically invest in A1/P1- rated debt instruments, and in securities with maturities of 30-120 days. All securities will have maturities less than one year.

Stabled Pooled Fund
-------------------
This Fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. The Fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (GIC's), Bank Investment Contracts (BIC's), as well as GIC alternatives, such as synthetic GIC's.


INTERMEDIATE/LONG-TERM BONDS:
----------------------------

Core Bond Fund
--------------
This Fund seeks to maximize return through investment in US Government, asset-backed and mortgage-backed securities, corporate securities, and to a lesser extent, convertible, high yield and international fixed income securities.

Intermediate Bond Fund
----------------------
This Fund seeks maximum current income over the intermediate-term consistent with preservation of capital primarily, almost exclusively, through the investment in US Government securities, its Agencies and money market instruments. The Fund maintains a dollar weighted-average maturity of three to ten wars under normal conditions. A three-year duration is typical.


LARGE-CAP STOCKS:
----------------

Value & Income Fund
-------------------
This Fund seeks long-term capital appreciation primarily through investment in a diversified portfolio of common stocks selling at reasonable valuations relative to their future projected earnings. The Fund utilizes a combination of deep and relative value sub styles.

Equity Growth Fund
------------------
This  Fund  seeks to  provide  a high  level  of  capital  appreciation  through investment in a diversified portfolio of common stocks with the potential for above-average growth in earnings. The Fund utilizes two managers with complementary large capitalization growth styles.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Transamerica PRM Core Equity Investment
---------------------------------------
Transamerica Premier Core Equity Fund seeks capital appreciation. The Fund primarily invests in common and preferred stocks, warrants, convertibles, corporate and high-yield debt, and other securities that management believes to be undervalued. It may invest any proportion of assets in each type of security. The Fund may invest in securities of any asset size, earnings level, or industry type. It may invest no more than 35% of assets in debt rated below-investment grade.

Transamerica Premier Equity Index
---------------------------------
Transamerica Premier Index Fund - Class M seeks to track the performance of the S&P 500 index. The fund invests in a combination of common stocks included in the index, S&P 500 stock index futures and options, and short-term investments. It may not purchase Transamerica Corporation common stock. Management seeks a correlation between the performance of the Fund and the index of .95 or higher. To select securities, management solely takes into consideration the proportions of securities within the index.


SMALL MID-CAP STOCKS:
--------------------

Mid-Cap Value Fund
------------------
The Fund seeks capital appreciation through investment in a diversified portfolio of medium size value-oriented companies. The Fund invests in quality companies undergoing beneficial strategic changes that are selling at below market valuation standards due to limited analyst coverage and low expectations.

Mid-Cap Growth Fund
-------------------
The Fund seeks a high level of capital appreciation through investment in a diversified portfolio of medium size, growth-oriented companies. The Fund invests in high quality companies whose growth in earnings will provide returns in excess of the market, while frequently exhibiting above-market standard valuation measures.

Special Equity Fund
-------------------
The Fund seeks to provide long-term capital appreciation through investment in a diversified portfolio of common stocks of small size companies. The Fund utilizes two growth-style managers, two value-oriented managers and a structured core manager. This provides an opportunity for higher returns relative to the broad small-cap market over a full market cycle.

Baron Small Cap Fund
--------------------
Baron Small Cap Fund seeks capital appreciation. The Fund normally invests at least 80% of assets in securities of smaller companies. A small sized company is defined as having a market value of under $2.5 billion.


INTERNATIONAL STOCKS:
--------------------

International Fund
------------------
The Fund seeks long-term capital appreciation by investing in both value and growth oriented companies. The Fund invests primarily in the stock markets of the United Kingdom, continental Europe, Japan, Canada, and Australia. Stock selection is based on in-depth, local research.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

MULTI-ASSET/OTHER:
-----------------

AIM Real Estate A Funds, Class A
--------------------------------
AIM Real Estate Fund seeks high total return. The fund normally invests at least 80% of its assets in securities of real estate and real estate-related companies. The fund considers a company to be a real estate-related company if at least 50% of assets, gross income or net profits are attributable to ownership, construction, management or sale of residential, commercial or industry real estate. The fund may invest up to 25% of its total assets in foreign securities.

Intermediate Horizon Strategic Allocation Fund
----------------------------------------------
The portfolio seeks to provide greater potential for long-term return at moderate risk levels by investing in an array of Diversified Investment Advisors ("Diversified") Funds. The portfolio will invest in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both asset classes. Fund allocations within asset classes are broadly designed to mirror the market at large.

Long Horizon Strategic Allocation Fund
--------------------------------------
The portfolio seeks to attain its objective by investing in an array of Diversified's Funds with an emphasis on equity funds. The Fund will have limited exposure to a variety of fixed income funds. Fund allocations within asset classes are broadly designed to mirror the market at large.

Short Horizon Strategic Allocation Fund
---------------------------------------
The portfolio seeks to attain its objective by investing in an array of Diversified's Funds. The primary emphasis is on fixed income funds with limited exposure to equity funds. Fund allocations within asset classes are broadly designed to mirror the market at large.

InterDigital Stock Fund
-----------------------
This  fund   invests  in  the  Common  Stock  of   InterDigital   Communications
Corporation.

During the plan year ended December 31, 2003, participants were able to allocate their contributions among the following investment options:

POOLED SEPARATE ACCOUNTS:

Guaranteed Interest Account
---------------------------
This account invests in private-market bonds, commercial mortgages and mortgage backed securities. Contributions placed in this account earn a guaranteed rate of interest for either two or five year periods.

Money Market Account
--------------------
This account invests in high-quality commercial paper. The average maturity is less than one month.

Bond & Mortgage Account
-----------------------
This account invests in issuances of five-to-ten year bonds and commercial mortgages to companies located in various geographic regions.

Government Securities Account
-----------------------------
This account invests in various types of government securities including GNMA, FNMA, FHLMC and SLMA.

Bond Emphasis Balanced Account
------------------------------
This account invests in other accounts of The Principal Life Insurance Company ("Principal"). The account usually invests from 50-100% of its assets in conservative and moderate investment accounts, as defined, and 0-50% in aggressive investment accounts, as defined.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Large Cap Stock Index Account
-----------------------------
This account primarily invests in common stocks of those companies listed in the S&P Stock Index.

Medium Company Value Account
----------------------------
This account invests in medium-sized companies whose stock prices are perceived to be low, relative to the companies' assets, profits, and other measures.

Large Company Blend Account
---------------------------
This account invests in stocks of larger companies whose earnings and dividends are expected to be above average.

Real Estate Account
-------------------
This account invests in developed rental properties including warehouses, office building, and retail properties. The properties are diversified by geographic location and type.

Stock Emphasis Balanced Account
-------------------------------
This account invests in other accounts of Principal. The account usually invests from 50-100% of its assets in dynamic and aggressive investment accounts, as defined, and 0-50% in conservative investment accounts, as defined.

Medium Company Blend Account
----------------------------
This account invests in medium-sized stocks that offer a combination of value and earnings potential.

Small Company Blend Account
---------------------------
This account invests in smaller established companies with above average long-term growth potential.

International Stock Account
---------------------------
This account invests in common stocks of companies located outside the United States. Industries are selected by evaluating the economic, social and political factors of each market. Most investments are in Western Europe and Asia.

Principal Financial Group Income Stock Account
----------------------------------------------
This account invests in stock of The Principal Financial Group, Inc. The value of its investment changes based on changes in the market value of the stock and expenses.


REGISTERED INVESTMENT COMPANIES:
--------------------------------

Vanguard Growth & Income Fund
-----------------------------
This Fund seeks a total annual return greater than that of the S&P 500 Index. At least 65% (and more typically 90%) of the Fund's assets are invested in securities included in the S&P 500 Index.

Invesco Small Company Growth Fund
---------------------------------
This Fund seeks to invest in smaller, established companies with above average long-term growth potential.

Janus Aspen Aggregate Growth Fund
---------------------------------
This Fund seeks long-term capital growth. The Fund typically invests at least 50% of its assets in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P Mid-Cap 500 Index.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Strong Growth Fund
------------------
This Fund seeks capital appreciation. The Fund normally invests at least 65% of its assets in equity securities and may invest in companies of any size.

Strong Opportunity Fund
-----------------------
This Fund seeks capital appreciation. The Fund normally invests at least 70% of its assets in equities, including common stocks, convertible debentures, preferred stocks, convertible preferred stocks, and warrants. It may invest up to 30% of its assets in nonconvertible, corporate and government intermediate to long-term debt securities that management believes have capital-appreciation potential.

T. Rowe Price Science and Technology Fund
-----------------------------------------
This Fund seeks long-term growth of capital. The Fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Putnam International Growth Fund
--------------------------------
This Fund seeks capital appreciation. The Fund invests mainly in common stocks of companies outside the United States. The Fund normally invests at least 65% of its assets in equity securities of companies located outside of the United States.


COMPANY STOCK:
-------------

InterDigital Stock Fund
-----------------------
This  Fund   invests  in  the  common  stock  of   InterDigital   Communications
Corporation.

Plan Amendments
---------------
In June 2001, the Compensation & Stock Option Committee of the Company's
Board of Directors authorized an amendment to the Plan to include increasing the Company's matching contribution from 25% to 50% of the first 6% of a participant's annual compensation that a participant contributes to the Plan, (paying the additional 25% matching contribution in the Company's Common Stock), adding the Company's Common Stock to the selection of investments under the Plan, permitting an additional discretionary year-end matching contribution and, effective for employees hired on or after January 1, 2002, extending the vesting period of the Company's matching contributions to 36 months from the commencement of employment. The prior vesting policy permitted immediate vesting of 33% upon commencement of employment and vesting of 67% and 100% on the first and second anniversaries of commencement of employment, respectively. Under the current vesting policy, participants vest 33 1/3% on each of their first three anniversaries of employment.

In August 2001, 400,000 shares of the Company's authorized but unissued Common Stock were reserved for issuance to the account of participants in the Plan as matching contributions. An agreement was entered into between the Company, on behalf of the Plan, and Web401(k).com and Fidelity Investments to serve as third party administrator and custodian, respectively, of the InterDigital Stock Fund. As more fully discussed in Note 3, Diversified replaced Principal, Web 401(k) and Fidelity Investments in these capacities in 2004.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Basis of Accounting
-------------------
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------
Investments in pooled separate accounts are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund and The Principal Financial Group, Inc. Stock Account are valued at their year-end unit closing price (comprised of common stock market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
-------------------
Benefits are recorded when paid.

Forfeited Accounts
------------------
At December 31, 2004 and 2003, forfeited non-vested accounts totaled $8,000 and $7,820, respectively. These forfeited accounts were fully utilized to reduce employer matching contributions in 2004 and 2003.


NOTE 3 - CUSTODIAN AND THIRD PARTY ADMINISTRATOR

Effective January 1, 2004, the Plan appointed Diversified to replace Principal as the custodian and third party administrator for the majority of Plan Assets. Also effective January 1, 2004, Diversified replaced Web 401(k) and Fidelity Investments as the third party administrator and custodian, respectively, of InterDigital Common Stock held by the Plan.

On December 31, 2003, Principal converted a portion of the Plan's holdings into cash in preparation for the transfer of funds to Diversified. In January 2004, Principal transferred approximately $13.9 million cash to Diversified. Diversified invested these funds into investment options offered by Diversified, in accordance with the instructions of each participant. In January 2004, Principal and Fidelity (as custodians) also transferred InterDigital Common Stock with a total fair value of approximately $1.8 million, as of December 31, 2003, to Diversified.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4 - INVESTMENT CONTRACT WITH INSURANCE COMPANIES

The Guaranteed Interest Account (the "Account"), which was an investment option in 2003, provided a guaranteed interest rate for a two year and five year period. The rate credited to the Account was the rate in effect on the day each deposit was directed to the Account. To simplify reporting to Plan participants, all rates credited during 2003 were averaged into a single composite rate.

The guarantees made with regard to the Account were supported by the General account of The Principal Financial Group, Inc. The General Account was invested mostly in private placement bonds, commercial mortgages and residential mortgages. The Account promised contract value for a benefit event, however, there was a market adjustment when funds were withdrawn prior to their maturity. Thus, the Account was not considered benefit responsive.


NOTE 5 - INVESTMENTS

During 2004 and 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:


                                                         2004             2003
                                                    ---------------  ---------------

    Investment in Common Trusts                     $       26,124   $            -
    Registered Investment Companies                      1,352,383          440,719
    Interest in Other Funds                                699,109                -
    Pooled Separate Accounts                                     -        2,097,576
    InterDigital Stock Fund                                270,558          434,780
                                                    ---------------  ---------------

                                                    $    2,348,174   $    2,973,075
                                                    ===============  ===============



NOTE 6 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:


                                                         2004             2003
                                                    ---------------  ---------------
    Net Assets
    InterDigital Stock Fund                         $    2,447,075   $    1,787,194
                                                    ===============  ===============

    Changes in Net Assets
    Contributions                                   $      923,904   $      560,846
    Net appreciation in fair value of investments          270,558          434,780
    Administrative expenses                                      -           (1,389)
    Distributions                                          (49,934)               -
    Transfers                                             (476,899)               -
    Forfeitures and other                                   (7,748)         (19,614)
                                                    ---------------  ---------------

                                                    $      659,881   $      974,623
                                                    ===============  ===============


                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS




NOTE 7 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company's Common Stock through the InterDigital Stock Fund. In 2004, the Plan also invested in funds with Diversified. In 2003, the Plan also invested in Pooled Separate Account and Guaranteed Interest Account investments with The Principal Financial Group, Inc. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.


NOTE 8 - PLAN EXPENSES

All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.


NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 8, 2002 that the Plan satisfies the qualification requirements under Internal Revenue Code ("IRC") Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under Section 501(a) of the IRC. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                                 EIN 23-1882087
        SCHEDULE H, PART IV(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004
                                 EIN 23-1882087



                                                                                           Fair
        Identity of Issue                           Investment Type                     Value
----------------------------------        ------------------------------------     ----------------

Cash                                      Cash                                      $      11,559
Stable Pooled Collective Trust*           Investments in common trusts                    898,545
Money Market Fund*                        Registered investment companies                 814,236
Short Horizon Fund*                       Registered investment companies                 275,713
Equity Growth Fund*                       Registered investment companies                 392,713
Mid-Cap Growth Fund*                      Registered investment companies                 383,983
International Fund*                       Registered investment companies               1,463,438
Long Horizon Fund*                        Registered investment companies                 379,630
Value and Income Fund*                    Registered investment companies                 360,801
Special Equity Fund*                      Registered investment companies               1,549,106
Mid-Cap Value Fund*                       Registered investment companies               2,923,478
Intermediate Bond Fund*                   Registered investment companies                 681,088
Core Bond Fund*                           Registered investment companies               1,001,068
Intermediate Horizon Fund*                Registered investment companies                  49,099
AIM Real Estate funds, Class A            Registered investment companies               1,032,451
Baron Small Cap Fund                      Registered investment companies                 845,380
Transamerica PRM Core
Equity Investment                         Registered investment companies               1,901,890
Transamerica PRM Equity Index             Registered investment companies               3,295,232
InterDigital Stock Fund*                  Company Stock Fund                            2,447,075 **
Participant Loans                         Participant Loan                                156,234
                                                                                   ----------------

TOTAL ASSETS HELD AT END OF  YEAR                                                     $20,862,719
                                                                                   ================


*transaction with party in interest
**cost basis is $1,674,173

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                       SUPPLEMENTAL SCHEDULE H, PART IV(j)
                             REPORTABLE TRANSACTIONS
                                December 31, 2004


                                                                                                                      Gain (Loss) As
                                                                           Purchase       Selling    Historical Cost    a Result of
   Identity of Party Involved           Description of Asset                 Price         Price         of Asset       Transaction
---------------------------------   -----------------------------------  ------------   ------------ --------------- ---------------

Diversified Investors Advisors      Stable Pooled Collective Trust Fund  $ 1,033,923    $   161,502    $   158,854       $   2,648
 Collective Trust
Diversified Investors Funds Group   Transamerica PRM Equity Index Fund     2,869,388              -              -               -
Diversified Investors Funds Group   Transamerica PRM Equity Index Fund             -      3,194,654      3,019,154         175,500
Diversified Investors Funds Group   Money Market Account                   1,493,389        678,746        678,413             333
Diversified Investors Funds Group   International Fund                     1,374,261         93,596         91,648           1,948
Diversified Investors Funds Group   Special Equity Fund                    1,332,228              -              -               -
Diversified Investors Funds Group   Mid-Cap Value Fund                     2,043,968              -              -               -
Diversified Investors Funds Group   Mid-Cap Value Fund                       812,426        234,991        218,451          16,540
Diversified Investors Funds Group   Intermediate Bond Fund                   874,524        189,031        189,406            (375)
Diversified Investors Funds Group   Core Bond Fund                         1,170,600        168,016        167,476             540
Diversified Investors Funds Group   AIM Real Estate Funds, Class A           968,345        132,479        120,325          12,154
Diversified Investors Funds Group   Transamerica PRM Core Equity
                                     Investment Fund                       1,556,678              -              -               -
Diversified Investors Funds Group   InterDigital Stock Fund                1,787,047              -              -               -
Diversified Investors Funds Group   InterDigital Stock Fund                1,112,911        723,452        704,216          19,236
Diversified Investors Funds Group   Transamerica PRM Equity Index Fund     3,182,110              -              -               -

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.





                             INTERDIGITAL COMMUNICATIONS CORPORATION
                             SAVINGS AND PROTECTION PLAN


                             By: InterDigital Communications Corporation, in its
                                 capacity as Plan Sponsor and Plan Administrator



Date:    June 29, 2005       By: /s/ R.J. Fagan
                                 -------------------------------------
                                 Richard J. Fagan
                                 Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit Number                            Document
--------------                            --------

       23.1        Consent of Cogen Sklar LLP

       23.2        Consent of Grant Thornton LLP